Filed by: Prudential plc
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American General Corporation
                                      Exchange Act Commission File No: 001-07981

Proxy statement/prospectus

Prudential plc and American General Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, the proxy statement/prospectus and other relevant documents concerning the proposed transaction and filed with the SEC may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London EC4R 0HH, England, Attention:
Investor Relations (tel: (44 20) 7548 3537), and American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel:
(713) 522-1111).

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  The following letter was sent by Jonathan Bloomer, Group Chief Executive of
       Prudential plc, to Prudential senior management on April 11, 2001.

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                               MANAGEMENT BRIEFING
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INFORMATION FOR SENIOR MANAGEMENT


                                                                   11 April 2001



                    MERGER OF PRUDENTIAL AND AMERICAN GENERAL


In my letter dated 30 March, I promised to keep you informed of developments with regard to our merger agreement with American General.

As you know, American International Group, Inc. ("AIG") announced last week that it had made a conditional proposal to American General to acquire the company and that it had invited American General to begin discussions with a view to agreeing a deal.

American General's Board met on Monday afternoon, following which the company issued an announcement confirming that it had agreed to meet with representatives from AIG to discuss AIG's proposal further. American General said that its board had not as yet reached any conclusion and could not offer any assurance that AIG's proposal would result in a "superior proposal". The announcement also noted that the merger agreement between American General and Prudential remained "in full force and effect".

Separately, Prudential filed a lawsuit against AIG on Monday in Texas for tortious interference with our prospective merger with American General. In the UK, when applicable rules governing takeover bids are violated, parties can seek a remedy through the Takeover Panel. In the US, however, there is no equivalent body and under these circumstances, the only means to protect our rights is through the judicial system.

We understand that AIG has now signed a confidentiality agreement with American General and is in discussions with them concerning their proposal. We anticipate that this process may take a few weeks before reaching any conclusion.

In the meantime, as noted in the American General announcement, our planned merger agreement remains in full force and effect and work will be continuing with regard to its implementation.

I will, of course, keep you updated over the coming weeks and thank you once again for your continued support.



Jonathan Bloomer
Group Chief Executive




                                PRUDENTIAL Logo
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   Issued by Group Corporate Relations, Group Internal Communications Manager
                  Direct Line: 0207-548 3729 Fax: 0207-548 3725

                               MANAGEMENT BRIEFING
--------------------------------------------------------------------------------
INFORMATION FOR SENIOR MANAGEMENT



Prudential plc and American General Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. AMERICAN GENERAL CORPORATION SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, the proxy statement/prospectus and other relevant documents concerning the proposed transaction and filed with the SEC may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London EC4R 0HH, England, Attention:
Investor Relations (tel.: (+44 20) 7548 3537), and American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel.:
(+1 713) 522-1111).

Issued by Prudential plc, approved by UBS Warburg Ltd., a subsidiary of UBS AG for the purposes of Section 57 of the Financial Services Act 1986. UBS Warburg Ltd. is regulated in the UK by the Securities and Futures Authority. This does not constitute a recommendation regarding the Prudential plc ordinary shares. The value of an investment may go down as well as up. Investors or potential investors should seek advice from an independent financial adviser as to the suitability for the individual concerned.




                                PRUDENTIAL Logo
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   Issued by Group Corporate Relations, Group Internal Communications Manager
                  Direct Line: 0207-548 3729 Fax: 0207-548 3725